PARADISE RESORTS & RENTALS, INC.

1042 East Fort Union Blvd., #266

Midvale,  UT  84047

(801) 493-7844

May 12, 2003

Mr. John Reynolds

United States Securities and Exchange Commission

Division of Corporation Finance

450  Fifth Street, N.W.,

Washington, DC  20549

Re:

Paradise Resorts & Rentals, Inc.

SEC File No. 333-46380

Dear Mr. Reynolds:

Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on September 9, 2000 by Paradise Resorts & Rentals, Inc.   None of the Company’s securities have been offered or sold.  We are requesting withdrawal because our management has determined a public offering is not appropriate for the Company at this time.

Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.

Very truly yours,

/s/ Kirby Stephens

Kirby Stephens

President